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------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION                         ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:          3235-0287
[X] Check this box if no                                                                              Expires:     December 31, 2001
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See             or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                                                                to Issuer (check all applicable)
    Shell US Gas & Power LLC (fka Coral           Enterprise Products Partners L.P. -
    Energy, LLC)                                  EPD (NYSE)
--------------------------------------------   ----------------------------------------------       Director       X  10% Owner
    (Last)        (First)         (Middle)     3. IRS or Social Security  4. Statement for      ----              ---
    1301 McKinney, Suite 700                      Number of Reporting        Month/Year             Officer           Other (specify
--------------------------------------------      Person (Voluntary)           08/01            ----              ---        below)
                  (Street)                                                -------------------   (give title below)
    Houston       Texas           77010                                   5. If Amendment,
--------------------------------------------                                 Date of Original   ------------------------------------
    (City)        (State)           (Zip)                                    (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          -------------------   (Check Applicable Line)
                                                                                                      Form filed by One
                                                                                                ----  Reporting Person
                                                                                                  X   Form filed by More Than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                     action      action       or Disposed of (D)          Securities          Form:         Indirect
                                   Date        Code         (Instr. 3, 4 and 5)         Beneficially        Direct        Beneficial
                                               (Instr. 8)                               Owned at            (D) or        Ownership
                                  (Month/                                               End of Month        Indirect      (Instr. 4)
                                   Day/   ---------------------------------------       (Instr. 3 and 4)    (I)
                                   Year)  Code    V      Amount   (A) or    Price                           (Instr. 4)
                                                                  (D)
------------------------------------------------------------------------------------------------------------------------------------
Common Units                      8-2-01    C          5,000,000    A        N/A        6,000,000              D
------------------------------------------------------------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7/96)
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

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of      6. Date Exer-  7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative        cisable and    of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-    Expiration     Securities            Deriv-
                             Price of     (Month/    (Instr.     quired (A) or     Date           (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          Disposed of       (Month/Day/                          Secur-
                             ative        Year)                  (D)(Instr. 3,     Year)                                 ity
                             Security                            4, and 5)                                              (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
                                                    Code  V     (A)     (D)     Date    Expira-   Title   Amount or
                                                                                Exer-   tion              Number of
                                                                                cisable Date              Shares
------------------------------------------------------------------------------------------------------------------------------------
Class A Special Units       1-for-1     08/02/01    J(1)     3,000,000           (1)             Common   3,000,000        (1)
                                                                                                 Units
------------------------------------------------------------------------------------------------------------------------------------
Class A Special Units       1-for-1     08/02/01     C              5,000,000   Immed.           Common   5,000,000
                                                                                                 Units
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)
--------------------------------------------------------------------------
                            D(2)
--------------------------------------------------------------------------
  14,500,000                D(2)
--------------------------------------------------------------------------

--------------------------------------------------------------------------

--------------------------------------------------------------------------

--------------------------------------------------------------------------

--------------------------------------------------------------------------
Explanation of Responses:

(1)     Under the terms of the Second Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P.
        (the "Partnership Agreement"), Shell US Gas & Power LLC ("Shell Gas & Power") has met certain performance tests and earned
        3 million Class A Special Units. The Class A Special Units will convert, subject to approval of the Common Unit Holders, into Common Units under the terms of the Partnership Agreement as follows: 5,000,000 on the first day following the record date for distribution for the quarter ended June 30, 2001; 9,500,000 on the first day following the record date for distribution for the quarter ended June 30, 2002; the remainder on the first day following the record date for distribution for the quarter ended June 30, 2003.

(2)     Shell Oil Company, SWEPI LP (formerly Shell Western E&P Inc.), Shell Gas Pipeline Corp. #2, Shell Gas Gathering Corp. #2 and
        Shell Seahorse Company are the holders of approximately 2.33%, 17.14%, 58.45%, 16.38% and 5.70%, respectively, of the membership interests of Shell Gas & Power. Each of SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse is an indirect, wholly-owned subsidiary of Shell Oil. Together, Shell Oil, SWEPI, Shell Pipeline, Shell Gathering and Shell Seahorse may be
        deemed to (1) control Shell Gas & Power and (2) indirectly beneficially own the Class A Special Units. The filing of this statement on Form 4 is not an admission that any reporting person is, for the purposes of Section 16 of the Securities
        Exchange Act of 1934 or for any other purpose, the beneficial owner of any securities covered by this statement.



                                                                                    SHELL US GAS & POWER LLC

** Intentional misstatements or omissions of facts constitute Federal Criminal      By: /s/ Curtis R. Frasier        August 13, 2001
Violations.                                                                            -------------------------     ---------------
                                                                                       Name:   Curtis R. Frasier           Date
Note: File three copies of this Form, one of which must be manually signed.            Title:  President
      If space is insufficient,
   see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB Number.                                                                                                             Page 2
                                                                                                                     SEC 1474 (7-96)
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

                             JOINT FILER INFORMATION


NAME:                  Shell Oil Company

ADDRESS:               910 Louisiana
                       One Shell Plaza
                       Houston, Texas 77002

DESIGNATED FILER:      Shell US Gas & Power LLC (fka Coral Energy, LLC)

ISSUER & TICKER SYMBOL:       Enterprise Products Partners, L.P. (EPD)

DATE OF EVENT REQUIRING STATEMENT:           August 2, 2001

SIGNATURE:             Shell Oil Company


                       By:         /s/ Curtis R. Frasier
                          --------------------------------------
                       Name: Curtis R. Frasier, Attorney-in-Fact



                             JOINT FILER INFORMATION


NAME:                  SWEPI LP (formerly, Shell Western E&P Inc.)

ADDRESS:               200 North Dairy Ashford
                       Houston, Texas 77079

DESIGNATED FILER:      Shell US Gas & Power LLC (fka Coral Energy, LLC)

ISSUER & TICKER SYMBOL:       Enterprise Products Partners, L.P. (EPD)

DATE OF EVENT REQUIRING STATEMENT:           August 2, 2001

SIGNATURE:             SWEPI LP


                       By:         /s/ Curtis R. Frasier
                          --------------------------------------
                       Name: Curtis R. Frasier, Attorney-in-Fact

                             JOINT FILER INFORMATION


NAME:                  Shell Gas Pipeline Corp. #2

ADDRESS:               200 North Dairy Ashford
                       Houston, Texas 77079

DESIGNATED FILER:      Shell US Gas & Power LLC (fka Coral Energy, LLC)

ISSUER & TICKER SYMBOL:       Enterprise Products Partners, L.P. (EPD)

DATE OF EVENT REQUIRING STATEMENT:           August 2, 2001

SIGNATURE:             Shell Gas Pipeline Corp. #2


                       By:       /s/ Curtis R. Frasier
                          --------------------------------------
                       Name: Curtis R. Frasier, Attorney-in Fact

                             JOINT FILER INFORMATION


NAME:                  Shell Gas Gathering Corp. #2

ADDRESS:               200 North Dairy Ashford
                       Houston, Texas 77079

DESIGNATED FILER:      Shell US Gas & Power LLC (fka Coral Energy, LLC)

ISSUER & TICKER SYMBOL:       Enterprise Products Partners, L.P. (EPD)

DATE OF EVENT REQUIRING STATEMENT:           August 2, 2001

SIGNATURE:             Shell Gas Gathering Corp #2


                       By:       /s/ Curtis R. Frasier
                          --------------------------------------
                       Name: Curtis R. Frasier, Attorney-in-Fact

                             JOINT FILER INFORMATION


NAME:                  Shell Seahorse Company

ADDRESS:               200 North Dairy Ashford
                       Houston, Texas 77079

DESIGNATED FILER:      Shell US Gas & Power LLC (fka Coral Energy, LLC)

ISSUER & TICKER SYMBOL:       Enterprise Products Partners, L.P. (EPD)

DATE OF EVENT REQUIRING STATEMENT:           August 2, 2001

SIGNATURE:             Shell Seahorse Company


                       By:         /s/ Curtis R. Frasier
                          --------------------------------------
                       Name: Curtis R. Frasier, Attorney-in-Fact